UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or SECTION 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

PEERLESS SYSTEMS CORPORATION
(Name of Subject Company (Issuer))

PEERLESS SYSTEMS CORPORATION (Offeror and Issuer)
 (Name of Filing Persons (identifying status as offeror, issuer or other person))

 COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

705536100
(CUSIP Number of Class of Securities)

Timothy E. Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation
2361 Rosecrans Avenue, Suite 440
El Segundo, CA 90245
(310) 536-0908
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copy to:

Steven Canner, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
(212) 836-6636

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	$45,000,000
AMOUNT OF FILING FEE**	$3,209

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 13,846,153 shares of common stock at a price of $3.25 per share in cash.
**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $ 3,209
Form or Registration No.: Schedule TO
Filing Party:  Peerless Systems Corporation
Date Filed: October 4, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed on October 4, 2010 by Peerless Systems Corporation, a Delaware corporation (“Peerless” or the “Company”), with respect to the offer by Peerless to purchase up to 13,846,153 shares of its common stock, par value $.001 per share, at a purchase price of $3.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest.  The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as each may be amended and supplemented from time to time, together constitute the tender offer.  The information in the Offer to Purchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated into this Amendment by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

Item 4. Terms of the Transaction.

(a)	Material Terms:

The first paragraph of Section 12 of the Offer to Purchase, filed as Exhibit (a)(1)(i) to the Schedule TO, is deleted in its entirety.

The first paragraph under “Important Tax Information” in the Form of Letter of Transmittal, filed as Exhibit (a)(1)(ii) to the Schedule TO, is deleted in its entirety.

Item 11. Additional Information.

(b)	Other Material Information:

The first paragraph of Section 12 of the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO is deleted in its entirety.

The first paragraph under “Important Tax Information” in the Form of Letter of Transmittal, filed as Exhibit (a)(1)(ii) to the Schedule TO, is deleted in its entirety.

Item 12. Exhibits.

See Exhibit Index, following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEERLESS SYSTEMS CORPORATION

	By:	/s/ Timothy E. Brog
	Name:	Timothy E. Brog
	Title:	Chairman and Chief Executive Officer

Dated: October 7, 2010

2

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the Securities Exchange Commission on October 4, 2010).

(a)(1)(ii)	Letter of Transmittal, together with IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the Securities Exchange Commission on October 4, 2010).

(a)(5)(i)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed with the Securities Exchange Commission on October 4, 2010).

(a)(5)(ii)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed with the Securities Exchange Commission on October 4, 2010).

(a)(5)(iii)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed with the Securities Exchange Commission on October 4, 2010).

(a)(5)(iv)
Press release dated August 27, 2010 announcing Peerless’ intention to commence the tender offer (incorporated by reference to Peerless’ Form 8-K filed with the Securities and Exchange Commission on August 27, 2010).

(d)(1)
Peerless Systems Corporation 1996 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Peerless’ Registration Statement on Form S-8 filed with the Securities and Exchange Commission November 16, 2001 (File No. 333-73562)).

(d)(2)	Peerless Systems Corporation 2005 Equity Incentive Plan (incorporated by reference to Appendix A to Peerless’ Definitive Proxy Statement on Schedule 14A dated May 16, 2005 (File No. 000-21287)).

(d)(3)
Consulting Services Agreement, dated December 1, 2008, between Peerless Systems Corporation and Jeffrey S. Wald (incorporated by reference to Exhibit 10.1 to Peerless’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2010).

(d)(4)
Employment Agreement dated as of May 26, 2009 between Peerless Systems Corporation and William Neil (incorporated by reference to Exhibit 10.1 to Peerless’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2009).

(d)(5)
Amended and Restated Nomination Agreement, dated August 26, 2010, by and among Peerless Systems Corporation, Bandera Partners LLC, Bandera Master Fund L.P., Bandera Partners Management LLC, Gregory Bylinsky and Jefferson Gramm (incorporated by reference to Exhibit 10.1 to Peerless’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2010).

(d)(6)
Amended and Restated Letter Agreement, dated August 31, 2010, to Peerless Systems Corporation from Edward Ramsden and Caburn Management, LP (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed with the Securities Exchange Commission on October 4, 2010).

(d)(7)
Employment Agreement, dated as of August 26, 2010, between Peerless Systems Corporation and Timothy E. Brog (incorporated by reference to Exhibit 10.1 to Peerless’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2010).